Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016

(Expressed in United States dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	8
3.0 OVERVIEW	10
3.1 OUTLOOK	10
4.1 NON-IFRS MEASURES	11
4.2 SELECTED ANNUAL INFORMATION	12
4.3 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016	12
4.4 RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016	14
4.5 SUMMARY OF QUARTERLY RESULTS	17
4.6 LIQUIDITY AND FINANCIAL CONDITION	17
4.7 CAPITAL RESOURCES	18
4.8 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	22
4.9 ISSUED CAPITAL	22
5.0 OFF BALANCE SHEET ARRANGEMENTS	24
6.0 TRANSACTIONS WITH RELATED PARTIES	24
7.0 PROPOSED TRANSACTIONS	25
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	25
9.0 RISK EXPOSURES	37
10.0 OUTSTANDING SHARE DATA	40
11.0 RISKS AND UNCERTAINTIES	41
11.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS	41
11.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS	41
11.3 RISKS ASSOCIATED WITH THE VALUE OF SHARES	45
11.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE	46
11.5 RISKS ASSOCIATED WITH INTEREST RATES	46
12.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	46
12.1 DISCLOSURE CONTROLS AND PROCEDURES	46
12.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	46
12.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	47

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of March 7, 2017 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, and the accompanying notes included therein. These audited consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are expressed in United States dollars (U.S. dollars or USD), except when otherwise indicated. The MD&A and audited consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements
The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a provider of unique and customized communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

Our business currently operates primarily through two business segments: Land Mobile Radio (also referred as “Sinclair Technologies”) and Satellite Communications. Our common shares are traded on The Toronto Stock Exchange (the “TSX”) under the ticker symbol ‘NII’ and on the NYSE MKT under the ticker symbol ‘NSAT’.

Norsat International Inc.	Management’s Discussion & Analysis

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multi-couplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on research and development (R&D) and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the Federal Communications Commission in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Communications

Our Satellite Communications segment provides two broad categories of products: satellite terminals and microwave components.

Our Satellite Communications segment provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

In addition, it designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers, transmitters, transceivers, solid-state power amplifiers (“SSPAs”) and other microwave components.

Satellite Terminals

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker™ now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade

Norsat International Inc.	Management’s Discussion & Analysis

specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker™ is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER™ is ideal for the rapid deployments of military and other highly mobile operations. The ROVER™ is easily capable of data transfer rates in excess of 12 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, yet portable enough for mobile operations. SigmaLink™ is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s GLOBETrekker™, Rover™ and SigmaLink™ fly-away terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables users to pre-configure settings for rapid field deployments.

We also have available the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

We also offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

Norsat’s satellite communications for the maritime market includes the COM series, which is a high performance very small aperture terminal solution, designed for militaries, fisheries, Oil & Gas and other commercial applications.

We have also launched the Journey Manpack ultra-portable Ku-Band satellite terminal, which is a 6-segment, carbon fiber portable terminal weighing less than 18 kilograms (40 pounds), including the backpack, ideal for military Special Forces and government applications that require maximum portability and quick set up.

Microwave components

Our portfolio of microwave components includes:

Low Noise Block Down Converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. A BUC is required to transmit to a satellite for applications such as news gathering, broadband internet access, and broadcasting.

Norsat’s product offering includes the new ATOM Series BUCs. These BUCs are amongst the smallest, lightest and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

Norsat International Inc.	Management’s Discussion & Analysis

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in the commercial LNB space.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the land mobile radio (“LMR”) industry and specifically by the following industry segments:

  Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

  Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers (OEMs).

Sinclair Technologies products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair Technologies antennas and filters are integral components of many wireless communications networks -controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair Technologies products support both voice and data.

Land Mobile Radio Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, U.S. broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

  Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

  Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market, and

  OEMs are driving greater efficiencies and increasing their bargaining power by favoring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Norsat’s satellite-based communications operating segment includes satellite terminals and microwave components. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are stationary. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

Norsat International Inc.	Management’s Discussion & Analysis

While geostationary satellites are operated on a commercial basis and are standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, driven primarily by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Satellite-Based Communications – Trends

Although we continue to see softness in the satellite-based communications market as a result of the decrease in U.S. military spending, investments to develop new products have been well received by other global militaries, which we believe will translate into future revenue growth. In addition, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

  There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure.
  Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

  In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

  Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

  The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

  Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

  A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

  Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

  Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.	Management’s Discussion & Analysis

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become an industry leader in providing unique and customized communication solutions for remote and challenging applications. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects with challenging applications or in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in R&D for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue merger and acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a merger and acquisition based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core merger and acquisition criteria of:

  enhancing our ability to provide communication solutions in challenging environments;

  providing access to high-end commercial markets; and,

  increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come from business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

On April 16, 2013, Norsat acquired certain business assets and assumed certain liabilities of CVG Inc. (“CVG”). This acquisition has advanced our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Communications business unit.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company and a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and challenging applications. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two units. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in R&D to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Norsat International Inc.	Management’s Discussion & Analysis

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We will continue to pursue new opportunities that further expand our market reach.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in remote and challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for remote and challenging applications and environments.

We are also seeking new opportunities in remote and challenging applications where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build-outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the U.S. Government were initially sold through our direct sales force. Due to successful deployments with the U.S. Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels, and we are giving special importance to those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses. We will continue to focus our resources strategically and make appropriate investments. While we seek growth opportunities, we also continue to review opportunities for strategic cost reduction measures.

Norsat International Inc.	Management’s Discussion & Analysis

3.0 Overview

  During 2016, we launched several new products including the MEDIAN series of Ku-band BUCs, along with a range of LNBs to our microwave product line. We also introduced ATOM 250 Watt Ku-band BUCs and SSPAs, one of the most compact sizes of the ATOM Series products in the market and can be configured to suit operation on any Ku Band satellite. Ethernet, redundancy configurations, EMI/EMC, and other custom options are available upon request. In addition, Sinclair has launched a new series of heavy duty vehicle mounted duplexers and expanded its portfolio of covert antennas to support law enforcement activities to ensure the integrity of their communications in rough, off-road and extreme environmental conditions.

  Total sales for the three months ended December 31, 2016 were $10.7 million, compared to $9.5 million for the same period in 2015. Total sales for the year ended December 31, 2016 were $38.0 million, compared to total sales of $36.1 million in 2015.

  Sinclair Technologies segment recorded sales of $5.4 million for the fourth quarter of 2016, compared to $4.6 million for the same period in 2015, and $20.0 million for the full year of 2016, compared to $18.8 million in 2015. The increase was mainly due to higher sales volume as a result of the gradual improvement of the economic condition in the U.S. and a good demand for our positive train control (“PTC”) products.

  Satellite Communications segment recorded sales of $5.2 million for the fourth quarter in 2016, compared to $4.9 million for the same quarter in 2015. For the year ended December 31, 2016, Satellite Communications sales were $18.1 million compared to $17.3 million for the same period in 2015, reflecting the delivery of satellite terminals to a major Eurasian defense contractor. The increase in sales was also due to traction in ATOM product line sales and from an expanding product offering, including shipments to Harris.

  Consolidated gross margin for the fourth quarter in 2016 increased to 44% from 41% for the same quarter in 2015. For the year ended December 31, 2016, consolidated gross margin was 45%, compared to 41% in 2015.
  The improvement in 2016 consolidated gross margin compared to 2015 reflected higher-margin revenues in the product mix of our products.

3.1 Outlook

For fiscal 2017, the Company has had a positive start and has received an approximate $3.3 million order for its satellite terminals from a government organization in the U.S. The Sinclair Technologies segment also has good quoting activity as a result of the gradual improvement of the U.S. economy as well as the good demand for our PTC products.

Looking longer-term, the Company continues to invest in R&D to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities both organically and via business combinations.

Despite the current global economic uncertainties, Norsat continues to produce profitability and strong cash flow. This stability has created a strong financial position and capital structure, and will enable management to continue to create excellent conditions for realizing additional growth opportunities through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders. In the interim, the Company’s cash position should continue to remain strong.

Management will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

Norsat International Inc.	Management’s Discussion & Analysis

4.0 Financial Review

4.1 Non-IFRS Measures

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges, if any. Corporate development costs are predominately external costs incurred to evaluate strategic acquisitions.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization), non-current cash items (long-term portion of government repayment obligation) and tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the audited consolidated financial statements and the accompanying notes for year ended December 31, 2016, 2015 and 2014.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

('000s)	Three months ended December 31
	2016	2015	Change
Net (loss)/earnings for the period	$(202)	$5,942	$(6,144)	(103%)
Interest income	(7)	(1)	(6)	600%
Depreciation and amortization	207	317	(110)	(35%)
Tax expense/(recovery)	114	(3,813)	3,927	(103%)
EBITDA	$112	$2,445	$(2,333)	(95%)
Loss/(gain) on foreign exchange	132	(1,141)	1,273	(112%)
Other expenses	-	161	(161)	(100%)
Corporate development costs	116	-	116	0%
Long-term portion of government repayment obligation	1,864	-	1,864	0%
Adjusted EBITDA	$2,224	$1,465	$759	52%

Adjusted EBITDA for the three months ended December 31, 2016 was $2.2 million, compared to $1.5 million for the same period last year, primarily reflecting an increase of gross profit of $0.8 million from higher sales volume and margins offset by the current portion of government repayment obligation of $0.3 million.

('000s)	Year ended December 31
	2016	2015	Change
Net earnings for the year	$3,280	$8,650	$(5,370)	(62%)
Interest (income)/expense	(16)	21	(37)	(176%)
Depreciation and amortization	840	1,296	(456)	(35%)
Tax expense/(recovery)	1,211	(3,882)	5,093	(131%)
EBITDA	$5,315	$6,085	$(770)	(13%)
Loss/(gain) on foreign exchange	263	(793)	1,056	(133%)
Other income	-	(38)	38	(100%)
Corporate development costs	135	-	135	0%
Long-term portion of government repayment obligation	1,864	-	1,864	0%
Adjusted EBITDA	$7,577	$5,254	$2,323	44%

Norsat International Inc.	Management’s Discussion & Analysis

Adjusted EBITDA for the year ended December 31, 2016 was $7.6 million, compared to $5.3 million for the same period in 2015, primarily reflecting an increase of gross profit of $2.5 million from higher sales volume and margins offset by the current portion of government repayment obligation of $0.3 million.

4.2 Selected Annual Information

('000), except per share amounts	Year ended December 31
	2016	2015	2014
	$	$	$
Sales	38,041	36,100	36,179
Earnings before income taxes	4,491	4,769	3,701
Current income tax expense/(recovery)	13	(66)	(214)
Deferred income tax expense/(recovery)	1,198	(3,814)	(279)
Earnings from continuing operations	3,280	8,650	4,195
Net earnings	3,280	8,650	4,195
Earnings from continuing operations and net earnings per share - basic	0.57	1.50	0.73
Earnings from continuing operations and net earnings per share - diluted	0.56	1.50	0.73
EBITDA (1)	5,315	6,085	5,091
Adjusted EBITDA (1)	7,577	5,254	4,685
Total assets	49,000	41,509	40,492
Long-term provisions	1,864	-	-

(1)	EBITDA and Adjusted EBITDA are Non-IFRS Measures. See Section 4.1 “Non-IFRS Measure”.

4.3 Results of Operations for the Three Months Ended December 31, 2016

Sales and Gross Margin

	Three months ended December 31
	2016	2015	Change
Sales (in '000s)
Sinclair Technologies	$5,449	$4,600	$849	18%
Satellite Communications	5,223	4,861	362	7%
Total	$10,672	$9,461	$1,211	13%

Gross Profit Margin
Sinclair Technologies	48%	44%	4%
Satellite Communications	40%	38%	2%
Total	44%	41%	3%

Results from our two revenue generating operating segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the fall and winter seasons. For our Satellite Communications segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

For the three months ended December 31, 2016, total sales were $10.7 million, compared to $9.5 million for the same quarter in 2015.

Sales from the Sinclair Technologies segment were $5.4 million for the fourth quarter in 2016, compared to $4.6 million during the same period in 2015. The increase was mainly due to higher sales volume as a result of the gradual improvement of the economic condition in the U.S.

Norsat International Inc.	Management’s Discussion & Analysis

Fourth quarter Satellite Communications sales were $5.2 million, compared to $4.9 million for Q4 2015, reflecting the delivery of satellite terminals to a major Eurasian defense contractor. The increase in sales was also due to traction in ATOM product line sales and from an expanding product offering, including shipments to Harris.

On a consolidated basis, gross profit was $4.7 million for the three months ended December 31, 2016 compared to $3.9 million for the same period in 2015 and fourth quarter gross margins increased to 44% from 41% for the same period in 2015.

The Sinclair Technologies segment achieved a fourth quarter gross profit margin of 48%, compared to 44% for the same period in 2015. The Satellite Communications segment recorded a gross profit margin of 40%, compared to a gross profit margin of 38% for the same period in 2015. The increase in gross profit margin reflected higher-margin revenues in the product mix of our products.

Expenses

('000s)	Three months ended December 31
	2016	2015	Change
Product development, net	$2,470	$366	$2,104	575%
General and administrative	1,169	1,348	(179)	(13%)
Selling and distributing	982	1,153	(171)	(15%)
Loss/(gain) on foreign exchange	132	(1,141)	1,273	(112%)
Interest and bank charges	24	30	(6)	(20%)
Total expenses	$4,777	$1,756	$3,021	172%

For the three months ended December 31, 2016, total expenses were $4.8 million, compared to $1.8 million for the same period in 2015.

Fourth quarter general administration expenses were $1.2 million, compared to $1.3 million for the same period in 2015. The decrease reflected savings in headcounts for certain general and administrative departments and lower investments in organizational infrastructure incurred in 2016.

Fourth quarter selling and distribution expenses were $1.0 million, compared to $1.2 million for the same period in 2015.

Product development expenses, net

('000s)	Three months ended December 31
	2016	2015	Change
Direct expenses	$728	$733	$(5)	(1%)
Depreciation and amortization	52	51	1	2%
	780	784	(4)	(1%)
Capitalized to inventory/transfer to cost of sales	(88)	(75)	(13)	17%
	692	709	(17)	(2%)
Less: Government contributions	(350)	(343)	(7)	2%
	342	366	(24)	(7%)
Government repayment obligation	2,128	-	2,128	0%
Total product development expenses, net	$2,470	$366	$2,104	575%

Fourth quarter direct product development expenses were $0.7 million, consistent with the amount for the same period in 2015.

Government contributions were $0.4 million for the fourth quarter of 2016, compared to $0.3 million for the same period in 2015. Government repayment obligation was $2.1 million for the fourth quarter of 2016, compared to $nil for the same period for 2015. Based on the Company’s recent history of strong financial performance, we have determined that it is probable future government repayments will be required to be made under the terms of the Strategic Aerospace & Defense Initiative (“SADI”) programs. Based on management’s best estimates for forecast

Norsat International Inc.	Management’s Discussion & Analysis

revenues between 2017 and 2033, the repayment obligation of $2.1 million was the present value of total estimated government repayments of $4.6 million to be made during the same periods.

As a result, net product development expenses were $2.5 million for the fourth quarter of 2016, compared to $0.4 million for the same period in 2015.

Loss on foreign exchange for the fourth quarter of 2016 was $0.1 million, compared to gain on foreign exchange of $1.1 million for the same period in 2015.

Net (loss) earnings for the period

('000s), except per share amounts	Three months ended December 31
	2016	2015	Change
(Loss)/earnings before income taxes	$(88)	$2,129	$(2,217)	(104%)
Net income tax expense/(recovery)	114	(3,813)	3,927	(103%)
Net (loss)/earnings for the period	$(202)	$5,942	$(6,144)	(103%)

Basic (loss)/earnings per share	$(0.04)	$1.03	$(1.07)	(104%)

Diluted (loss)/earnings per share	$(0.04)	$1.03	$(1.07)	(104%)

Fourth quarter (loss) earnings before income taxes was ($88,000), compared to a $2.1 million for the same period in 2015. The decrease reflected an increase of gross profit of $0.8 million from higher sales volume and margins, which was offset by an increase of total expenses of $3.0 million of which $2.1 million was government repayment obligation related to the SADI agreements as a result of the positive financial results of the Company and management’s best estimates of forecast revenues for future periods.

Fourth quarter net income tax expense was $0.1 million, compared to net income tax recovery of $3.8 million for the same period in 2015. During the fourth quarter of 2015, we assessed the Company’s ability to realize deferred income tax assets and based on our history of profitability in our Canadian operations, we concluded that it was probable an additional $3.8 million of the deferred income tax assets will be recoverable against estimated future taxable income.

Fourth quarter net (loss) earnings was ($0.2 million), or ($0.04) per share, basic and diluted, compared to $5.9 million or $1.03 per share, basic and diluted, for the fourth quarter in 2015.

4.4 Results of Operations for the Year Ended December 31, 2016

Sales and Gross Margin

	Year ended December 31
	2016	2015	Change
Sales (in '000s)
Sinclair Technologies	$19,953	$18,831	$1,122	6%
Satellite Communications	18,088	17,269	819	5%
Total	$38,041	$36,100	$1,941	5%

Gross Profit Margin
Sinclair Technologies	49%	46%	3%
Satellite Communications	41%	35%	6%
Total	45%	41%	4%

For the year ended December 31, 2016, Norsat recorded total sales of $38.0 million, compared to total sales of $36.1 million for 2015.

Norsat International Inc.	Management’s Discussion & Analysis

Sales from the Sinclair Technologies segment were $20.0 million for 2016, compared to $18.8 million for 2015, reflecting gradual improvement of economic condition in the U.S. and a good demand for our PTC products.

Satellite Communications sales were $18.1 million for 2016, compared to $17.3 million for 2015, reflecting the delivery of satellite terminals to a major Eurasian defense contractor. The increase in sales was also due to traction in ATOM product line sales and from an expanding product offering, including shipments to Harris.

On a consolidated basis, gross profit was $17.1 million or 45% for 2016 compared to $14.6 million or 41% for 2015.

The Sinclair Technologies segment achieved a gross profit margin of 49% for 2016, compared to 46% for 2015. The Satellite Communications segment recorded a gross profit margin of 41%, compared to 35% for 2015. The increase in gross profit margin reflected higher-margin revenues in the product mix of our products.

Expenses

('000s)	Year ended December 31
	2016	2015	Change
Selling and distributing	$4,702	$4,877	$(175)	(4%)
General and administrative	3,887	4,091	(204)	(5%)
Product development, net	3,695	1,563	2,132	136%
Loss/(gain) on foreign exchange	263	(793)	1,056	(133%)
Interest and bank charges	105	140	(35)	(25%)
Total expenses	$12,652	$9,878	$2,774	28%

For the year ended December 31, 2016, total expenses were $12.7 million, compared to $9.9 million for 2015.

For the year ended December 31, 2016, selling and distributing expenses were $4.7 million, compared to $4.9 million for 2015.

General and administrative expenses were $3.9 million for 2016, compared to $4.1 million for 2015. Amortization expenses for 2016 were lower than 2015 as some of the intangible assets have been fully amortized, which were offset by the higher corporate development expenses incurred in 2016.

Product development expenses, net

('000s)	Year ended December 31
	2016	2015	Change
Direct expenses	$3,376	$2,838	$538	19%
Depreciation and amortization	195	203	(8)	(4%)
	3,571	3,041	530	17%
Capitalized to inventory/transfer to cost of sales	(510)	(168)	(342)	204%
	3,061	2,873	188	7%
Less: Government contributions	(1,494)	(1,310)	(184)	14%
	1,567	1,563	4	0%
Government repayment obligation	2,128	-	2,128	0%
Total product development expenses, net	$3,695	$1,563	$2,132	136%

For the year ended December 31, 2016, direct product development expenses increased to $3.1 million, compared to $2.9 million for the same period last year.

Government contributions were $1.5 million for the year ended December 31, 2016, compared to $1.3 million for the same period last year. Government repayment obligation was $2.1 million for the year ended December 31, 2016, compared to $nil for 2015. Based on our recent history of strong financial performance, we have determined that it is probable future government repayments will be required to be made under the terms of the SADI programs. Based on management’s best estimates for forecast revenues between 2017 and 2033, the repayment obligation of $2.1 million was the present value of total estimated government repayments of $4.6 million to be made during the same periods.

Norsat International Inc.	Management’s Discussion & Analysis

As a result, net product development expenses were $3.7 million for the year ended December 31, 2016, compared to $1.6 million for the same period in 2015.

Loss on foreign exchange for the year ended December 31, 2016 was $0.3 million, compared to gain on foreign exchange of $0.8 million for 2015.

Net earnings for the year

('000s), except per share amounts	Year ended December 31
	2016	2015	Change
Earnings before income taxes	$4,491	$4,769	$(278)	(6%)
Net income tax expense/(recovery)	1,211	(3,881)	5,092	(131%)
Net earnings for the year	$3,280	$8,650	$(5,370)	(62%)

Basic earnings per share	$0.57	$1.50	$(0.93)	(62%)

Diluted earnings per share	$0.56	$1.50	$(0.94)	(63%)

Earnings before income taxes for the year ended December 31, 2016 was $4.5 million, compared to $4.8 million for 2015. The decrease reflected an increase of gross profit of $2.5 million from higher sales volume and margins, which was offset by an increase of total expenses of $2.8 million of which $2.1 million was government repayment obligation related to the SADI agreements as a result of the positive financial results of the Company and management’s best estimates of forecast revenues for future periods.

Net income tax expense for the year ended December 31, 2016 was $1.2 million, compared to net income tax recovery of $3.9 million for the same period in 2015. This reflected a current income tax expense of approximately $13,000 for the year ended December 31, 2016 compared to current income tax recovery of $66,000 for 2015 and a deferred income tax expense of $1.2 million for the year ended December 31, 2016 compared to a deferred income tax recovery of $3.8 million for 2015. During the fourth quarter of 2015, we assessed the Company’s ability to realize deferred income tax assets and based on our history of profitability in our Canadian operations, we concluded that it was probable an additional $3.8 million of the deferred income tax assets will be recoverable against estimated future taxable income.

For the year ended December 31, 2016, net earnings decreased to $3.3 million, or $0.57 and $0.56 per share, basic and diluted, from net earnings of $8.7 million, or $1.50 per share, basic and diluted, for the same period in 2015.

Norsat International Inc.	Management’s Discussion & Analysis

4.5 Summary of Quarterly Results

('000s), except for earnings/(loss) per share		Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31
2016	$	$	$	$

Sales	9,553	8,960	8,856	10,672
Net earnings/(loss) for the period	1,162	935	1,385	(202)
EBITDA(1)	1,734	1,605	1,863	112
Adjusted EBITDA(1)	1,685	1,737	1,930	2,224
Earnings per share from continuing operations and net earnings/(loss) per share - basic	0.20	0.16	0.24	(0.04)
Earnings/(loss) per share from continuing operations and net earnings/(loss) per share - diluted	0.20	0.16	0.23	(0.04)
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	5,767	5,765	5,767	5,769
Diluted ('000s)	5,789	5,816	5,910	5,935

2015	$	$	$	$
Sales	8,410	8,950	9,279	9,461
Net earnings for the period	560	674	1,474	5,942
EBITDA(1)	769	1,144	1,727	2,445
Adjusted EBITDA(1)	947	1,156	1,687	1,465
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.10	0.12	0.26	1.03
Earnings per share from continuing operations and
Basic ('000s)	5,766	5,759	5,748	5,759
Diluted ('000s)	5,789	5,783	5,770	5,775
(1)	EBITDA and Adjusted EBITDA are Non-IFRS Measures. See Section 4.1 “Non-IFRS Measure”.

Quarter results from our two revenue generating operating segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the fall and winter seasons. For our Satellite Communications segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are generally more evenly distributed than our Satellite Communications segment. They also tend to be strongest during periods when sales from the Satellite Communications segment are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results in 2017.

4.6 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

As at December 31, 2016, we had $15.0 million in cash and cash equivalents comparing to $4.6 million as at December 31, 2015, which represented an increase of $10.4 million. Cash and cash equivalents increased by $3.0 million from the third quarter of 2016. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $3.9 million credit facilities. As at December 31, 2016, we had

Norsat International Inc.	Management’s Discussion & Analysis

access to undrawn credit facilities for approximately $3.5 million. Please refer to Section 4.7 Capital Resources for our credit facilities amount as at March 7, 2017.

For the three months and year ended December 31, 2016, cash (used in) generated from operating activities was $2.6 million and $9.2 million, compared to ($0.4 million) and $0.7 million for the comparable periods in 2015.

For the three months ended December 31, 2016, approximately $76,000 was used for purchasing intangible assets and property and equipment as part of the investing activities, compared to $36,000 used in 2015. For the year ended December 31, 2016, $0.4 million was used in investing activities, compared to $0.2 million in 2015.

For the three months ended December 31, 2016, we generated $0.4 million from financing activities, consistent with the amount generated in 2015. For the year ended December 31, 2016, we generated $1.6 million cash in financing activities compared to using $1.3 million in 2015, as we repaid $2.3 million of the acquisition loan in 2015 and received $1.9 million government contributions in 2016 compared to $1.3 million in 2015.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles, reduction in operating costs and monetizing inventory.

As at December 31, 2016, working capital was at $26.6 million, compared to $19.4 million in 2015. As at December 31, 2016, current ratio was 4.5 times, consistent with the ratio in 2015.

As at December 31, 2016, trade and other receivables were $8.3 million, compared to $9.0 million in 2015. As at December 31, 2016, net government funding receivables were $0.3 million, compared to $0.6 million in 2015. The decrease in trade receivables reflected improved collection of trade receivables in 2016.

As at December 31, 2016, inventory was $10.5 million, compared to $11.0 million in 2015.

As at December 31, 2016, trade and other payables and accrued liabilities were $5.5 million, compared to $4.3 million in 2015. The increase reflected the timing of vendor payments and an accrual set up for government repayment of $2.1 million related to the SADI agreements as a result of the positive financial results of the Company.

As at December 31, 2016, current deferred revenue was $1.2 million compared to $0.3 million in 2015, reflecting higher customer deposits received in 2016.

As at December 31, 2016, shareholders’ equity increased to $39.5 million, from $35.9 million in 2015. The increase reflected $3.3 million in 2016 earnings and comprehensive income from foreign exchange of $0.3 million.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined in Section 3.0 Outlook.

4.7 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, to sustain future development of the business and to safeguard our ability to support our normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, and the credit facilities (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at December 31, 2016, shareholders’ equity was $39.5 million (2015 - $35.9 million).

Norsat International Inc.	Management’s Discussion & Analysis

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have credit facilities in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the SADI. Under this agreement, the Minister will provide funding of 30% of eligible spending related to the R&D of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). Funding is conditional on maintaining certain reporting requirements. As at December 31, 2016, we were in compliance with these reporting requirements. We are obligated to repay the funding over the repayment period. As at December 31, 2016, we recorded $2.1 million of government repayment based on management’s best estimates for forecast revenues between 2017 and 2033.

In February 2016, we entered into an agreement with the National Research Council Canada (“NRC”) under its Industrial Research Assistance Program (“IRAP”) to provide funding in designing and modifying its ATOM product which forms part of the Satellite Communications segment. This project commenced on November 2, 2015 and the completion date has been extended to March 31, 2017 as a result of the amendment to the original agreement effective December 1, 2016. The NRC agreed to provide contributions to us up to a maximum of Cdn$150,000 in connection with certain labour costs incurred during the project phase. We fulfilled all the conditions to receive the funding as at December 31, 2016.

For the year ended December 31, 2016, there were no changes in our approach to capital management.

Credit Facilities

HSBC Bank Canada

On October 21, 2016, the Company renewed and amended its existing credit facilities with HSBC Bank Canada (the “Bank”).

The aggregate maximum outstanding balance under the Operating Loan, Import Loan and Guarantee Loan outlined below is the lesser of $3.0 million and the margin requirement calculated based on certain assets of the Company. The following summarizes the Company’s credit facilities extended by the Bank as at December 31, 2016:

  Revolving operating loan of $3.0 million (“Operating Loan”), secured, bearing interest at the Bank’s prime rate plus 0.5% per annum, repayable on demand.

  Revolving loan of Cdn$2.5 million (“Import Loan”), secured, subject to certain bank fees, repayable on demand.

  Standby letter of credit facility of $1.5 million (“Guarantee Loan”), secured, subject to certain bank fees, repayable on demand.

  Revolving foreign exchange loan of Cdn$360,000 (“Foreign Exchange Loan”), secured, repayable on demand.

  Other corporate loan of Cdn$200,000, secured, subject to certain bank fees, repayable on demand.

The above facilities are secured by the assets of the Company under a general security agreement.

As at December 31, 2016, the Company had access to undrawn credit facilities from the Bank for $3.0 million (2015 - $3.2 million).

We are subject to the following externally imposed capital requirements under our renewed credit facility with the Bank:

Norsat International Inc.	Management’s Discussion & Analysis

  Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly;

  Debt service coverage ratio cannot be less than 1.10: 1.00 – calculated annually. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate overdraft interest, principal payments on long term debt and capital leases plus interest during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements; and

  Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the Company’s credit facilities and acquisition loan.

The acquisition loan was repaid in full in the second quarter of 2015.

HSBC Bank USA

The Company has an additional revolving demand note with HSBC Bank USA in the principal amount of $500,000 subject to an interest rate at the HSBC Bank USA’s prime plus 1.5% per annum and repayable on demand. As at December 31, 2016 and 2015, the Company had no borrowing outstanding with respect to the revolving demand note.

As at December 31, 2016, we had cash and cash equivalents of $15.0 million as our capital resources. We plan to continue to fund cash requirements through operations. If required, we have total credit facilities from the Bank and HSBC Bank USA of $3.9 million in place that can be drawn upon. There are currently no major capital projects or divestitures in progress. As at December 31, 2016 and March 7, 2017, our undrawn credit facilities was $3.5 million, as $0.4 million was drawn for standby letters of credit.

As of December 31, 2016, we were in compliance with our externally imposed covenants.

Strategic Aerospace and Defense Initiative I (“SADI I”)

In 2008, we were awarded a Cdn$5.98 million repayable contribution by the Canadian Ministry of Industry’s SADI program (“SADI I”). The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation. We claimed the maximum funding under this agreement as at December 31, 2012.

Starting in 2013, we are obligated to accrue annual repayments over the repayment period, with the following terms:

  The repayment period begins January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of approximately Cdn$9.0 million, representing 1.5 times the contributions (actual amounts disbursed by the Minister) to be repaid is reached, whichever occurs earlier.

  Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.75% multiplied by gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue.

For the year ended December 31, 2016, we calculated the SADI I repayment obligation to be $0.8 million (2015 -$nil) which included accrued liabilities of $0.3 million and long-term provisions of $0.5 million. The repayment amount was estimated pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to repayment. Based on annual actual sales for 2016 and management’s best estimates for forecast revenues between 2017 and 2028, the repayment amount of $0.8 million is the present value of total estimated government repayments of $1.4 million to be made during the same periods. At the end of each reporting period,

Norsat International Inc.	Management’s Discussion & Analysis

any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Consolidated Statements of Earnings and Comprehensive Income.

Strategic Aerospace and Defense Initiative II (“SADI II”)

On March 28, 2013, we entered into another agreement, SADI II, with the Minister whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace and defense technology development projects to a maximum funding amount of Cdn$13.3 million for eligible costs starting from July 27, 2012 up to and including December 31, 2017. We are obligated to repay the funding over the SADI II defined repayment period.

For the year ended December 31, 2016, we recorded $1.4 million (2015 - $1.3 million) as a reduction to product development expenses related to SADI II in the Consolidated Statements of Earnings and Comprehensive Income and approximately $94,000 (2015 - $18,000) as a reduction to property and equipment costs related to SADI II.

As at December 31, 2016, we recorded Cdn$7.9 million of the maximum funding amount of Cdn$13.3 million under SADI II.

As at December 31, 2016, we recorded $0.3 million (2015 - $0.6 million) in trade and other receivables related to reimbursements for eligible costs for SADI II.

For the year ended December 31, 2016, total cash received under SADI II was $1.8 million (2015 - $1.3 million).

SADI II repayment is contingent on performance benchmarks established at the Company’s fiscal 2017 year-end and is capped at 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. The annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

For the year ended December 31, 2016, we calculated the SADI II repayment obligation to be $1.3 million (2015 -$nil) which was included in long-term provisions. The repayment amount was estimated pursuant to the repayment terms of the SADI II agreement and the Company’s accounting policy relating to repayment. Based on management’s best estimates for forecast revenues between 2018 and 2032, the repayment amount of $1.3 million is the present value of total estimated government repayments of $3.2 million to be made during the same periods. At the end of each reporting period, any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Consolidated Statements of Earnings and Comprehensive Income.

Industrial Research Assistance Program

In February 2016, we entered into an agreement with the NRC under its IRAP to provide funding in designing and modifying its ATOM product which forms part of the Satellite Communications segment. This project commenced on November 2, 2015 and the completion date has been extended to March 31, 2017 as a result of the amendment to the original agreement effective December 1, 2016. The NRC agreed to provide contributions to us up to a maximum of Cdn$150,000 in connection with certain labour costs incurred during the project phase.

For the year ended December 31, 2016, the Company recorded $95,000 (2015 - $15,000) as a reduction to product development expenses related to IRAP in the Consolidated Statements of Earnings and Comprehensive Income.

As at December 31, 2016, the Company recorded Cdn$145,000 of the maximum funding amount of Cdn$150,000 under IRAP.

Norsat International Inc.	Management’s Discussion & Analysis

As at December 31, 2016, the Company recorded $12,000 (2015 - $15,000) in trade and other receivables related to reimbursements for eligible costs for IRAP.

For the year ended December 31, 2016, total cash received under IRAP was $98,000 (2015 - $nil).

Research and Development, Patents and Licenses, etc.

For the three months and year ended December 31, 2016, we invested $0.8 million and $2.9 million, respectively, into product development compared to $0.7 million and $2.9 million for the comparable periods in 2015, reflecting our commitment to ongoing product development activities.

4.8 Contractual Obligations and Contingencies

Our known contractual obligations at December 31, 2016, are summarized in the following table:

('000s)	Inventory
	purchase	Operating lease
	obligations	obligations	Total
2017	$2,596	$668	$3,264
2018	-	653	653
2019	-	519	519
2020	-	360	360
2021 and after	-	335	335
	$2,596	$2,535	$5,131

In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above.

The operating lease obligations are related to office premises and the Company has operating lease agreements extending to November 2021. During 2016, we renewed our operating lease agreements for certain office premises, which include the following offices with the new expiry dates:

  Corporate head office - November 2021;

  Aurora facility - June 2019;

  Hamburg office - November 2017; and

  Somersham office - June 2017.

Legal Proceedings

From time to time, we may be involved in legal proceedings relating to certain potential claims. Management is of the opinion, based on legal assessment and information available, that it is not probable that any liability would be material in relation to our consolidated financial position. As at March 7, 2017, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

4.9 Issued Capital

We have an unlimited number of Common Stock unauthorized. Total shares issued and outstanding as at December 31, 2016 were 5,848,808 (2015 - 5,831,658).

Norsat International Inc.	Management’s Discussion & Analysis

Share Purchase Option Plan

In 2015, the Company renewed its Share Purchase Option Plan dated May 9, 2012 (the “Plan”) and it was approved at the Annual General Meeting on May 6, 2015 by ordinary resolution as required by the policies of the Toronto Stock Exchange. The terms of the Plan remain unchanged.

Under the Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the Plan in the future, and any exercise of an option previously granted will result in an additional grant being available under the Plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the Plan.

The Company has reserved 583,166 common shares under the Plan of which 566,016 remain available. The Plan provides for the granting of share purchase options at the fair market value of the Company’s shares on the grant date, generally with a vesting period of two years and expiry of five years from the grant date. The expiration period may be extended to a maximum of ten years subject to the Board of Directors’ approval.

During 2016, 53,500 share purchase options (2015 – nil) were exercised at a weighted average exercise price of Cdn$5.73 and were converted into 17,150 shares, of which 50,000 share purchase options were cashless. Proceeds of approximately $13,000 were credited to share capital and $153,000 was reclassified from contributed surplus to share capital.

During 2016, a total of 77,242 share purchase options were granted at a weighted average exercise price of Cdn$6.42 and weighted average fair value of Cdn$1.79, which included 41,137 share purchase options granted to Directors and senior management at an average exercise price of Cdn$6.25 and fair value of Cdn$1.74 per option.

During 2015, a total of 56,552 stock purchase options were granted at a weighted exercise price of Cdn$6.55 and weighted average fair value of Cdn$2.10 which included 14,642 share purchase options granted to Directors and senior management at an average exercise price of Cdn$6.55 and fair value of Cdn$2.10 per option.

As at December 31, 2016, 196,571 share purchase options were outstanding as at exercise prices ranging from Cdn$4.80 to Cdn$10.70 per share. For the three months and year ended December 31, 2016, we charged approximately $14,000 and $45,000, respectively, to operating expenses as share-based payments with a corresponding increase in contributed surplus (2015 – $10,000 and $46,000).

As at December 31, 2016, the Company had 196,571 options outstanding at a weighted average exercise price of approximately Cdn$5.90.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

Restricted Share Unit Plan

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit (“RSU”) Plan as part of a new long-term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption. Upon vesting, the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains in the Company’s employment for the specified period.

On May 6, 2016, the Company granted 54,643 RSUs with a fair value of Cdn$7.00 per share which included 45,685 units issued to Directors and senior management. The employee and senior management RSUs vest in three equal installments on May 5, 2017, May 4, 2018 and November 9, 2018. The Director RSUs are vested in two equal installments on November 11, 2016 and May 5, 2017.

Norsat International Inc.	Management’s Discussion & Analysis

On August 10, 2015, the Company granted 1,725 RSUs to a Director with a fair value of Cdn$6.10 per share. The RSUs vest in two equal installments on November 6, 2015 and May 6, 2016.

On May 8, 2015, the Company granted 66,491 RSUs with a fair value of Cdn$5.90 per share which included 56,291 units issued to Directors and senior management. The employee and senior management RSUs vest in three equal installments on May 6, 2016, May 5, 2017 and November 10, 2017. The Director RSUs are vested in two equal installments on November 6, 2015 and May 6, 2016.

The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at grant date by the number of RSUs granted. The resulting fair value is adjusted by an estimated forfeiture rate of 22% and recognized over the vesting period. Since there are typically two or three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first period.

For the three months and year ended December 31, 2016, we charged approximately $62,000 and $0.2 million (2015 - $58,000 and $0.2 million) to operating expenses as share-based payments relating to RSUs with a corresponding increase in contributed surplus. As at December 31, 2016, a total of 95,543 (2015 – 77,037) RSUs were outstanding.

Treasury Shares

Treasury shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs.

During 2016, we recorded a reduction in treasury shares of $0.2 million or 31,807 common shares for RSUs that vested on May 6, 2016 and November 11, 2016. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, we purchased 46,105 common shares in the open market for approximately $0.3 million in order to provide shares to RSU participants at applicable vesting dates. The amount was recorded under treasury shares, reducing shareholders’ equity.

As at December 31, 2016, the trustee held a total of 79,532 common shares of Norsat with a market value of approximately $0.6 million.

5.0 Off Balance Sheet Arrangements

As at December 31, 2015 and 2016 and March 7, 2017, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Manager in the ordinary course of their employment are as follows:

('000s)	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Directors' fees	$23	$24	$95	$99
Short-term employee benefits	252	288	1,089	1,015
Share based payments	62	43	226	187
Total	$337	$355	$1,410	$1,301

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to the Board of Directors and key management personnel.

Employment agreements with key management personnel provide for termination and change in control benefits if employment is terminated without cause or key management personnel resign for good reasons as defined in the

Norsat International Inc.	Management’s Discussion & Analysis

employment agreements. Generally, key management personnel are entitled to 6 to 24 months of base salary, accrued and unpaid base salary, vacation, car allowance and expenses, annual performance bonus, and an amount calculated in lieu of their continued participation in the Company’s benefit and pension plans. No provision for termination and change in control benefits of key management personnel was made as at December 31, 2016 (2015 -$nil).

7.0 Proposed Transactions

As at December 31, 2016 and March 7, 2017, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

We have discussed the development and selection of our critical accounting estimates and policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

The preparation of consolidated financial statements in conformity with IFRS requires our management to undertake a number of judgments, assumptions and estimate uncertainty that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

Significant Management Judgments

The following are significant management judgments in applying accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets and investment tax credits recoverable

The extent to which deferred tax assets and investment tax credits recoverable can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized and application of income tax legislation when operating in multiple tax jurisdictions. The Company’s assessment of future taxable income is a significant estimate. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in foreign tax jurisdictions.

Recognition of service and contract revenues

Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing contract revenue also requires significant judgment in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of Government contributions

We recognize government contributions of eligible expenditures when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We estimate government contributions based on labour costs and expenses incurred and our assessment of what will ultimately be approved for payment by government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from our estimation.

Determination of functional currency

Determining the appropriate functional currency requires management judgment and consideration of the economic factors in which the entity operates, such as the currency that mainly influences sales prices, labour, material and other costs.

Norsat International Inc.	Management’s Discussion & Analysis

Estimation of Uncertainty

In addition to the estimates previously identified, information about the estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements

Determining selling prices for multi-element arrangements follows a hierarchy of selling prices. If vendor specific objective evidence and third party evidence of selling price do not exist, management’s best estimate of selling price for the deliverable is used. This requires significant judgment in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash-generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

We review our estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories

We estimate the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions may impact our inventory valuation and gross margins.

Business combinations and goodwill

We use valuation techniques such as discounted cash flows to determine the fair values of certain assets and liabilities in a business combination. A key input for the various valuation techniques requires using an appropriate discount rate or weighted average cost of capital which is subject to judgment and estimates. The discount rate used can have a significant impact on the fair values of assets acquired and liabilities assumed which will also affect the amount of the resulting goodwill.

Determination of government repayment obligation

In determining the amount of government repayment obligation, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. The estimated repayment obligation is discounted using average rates ranging from 11.5% to 12.9% based on terms of similar financial instruments on the date the government contracts were entered into.

Share-based payment – share purchase options

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the price of the Company’s common shares on the grant date, exercise price of the option, expected volatility of the

Norsat International Inc.	Management’s Discussion & Analysis

Company’s common shares, weighted average expected life of the option, risk-free interest rate, dividend yield and forfeiture rate.

Share-based payment - restricted share units

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For RSUs, we use the TSX share price at grant date as fair value of the RSUs. The resulting fair value of the RSUs is then adjusted for an estimated forfeiture rate which is determined based on historical data. Actual number of RSUs that will eventually vest is likely to be different from estimation.

Provision for warranties

We provide for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods. Uncertainty relates to the timing and amount of actual warranty claims which can vary from our estimation

Allowance account for credit losses

We provide for bad debts by analyzing historical default rates and current information available about customer’s creditworthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances which can vary from our estimation.

Accounting Policies

The following critical accounting policies reflect our more significant policies used in preparing our consolidated financial statements:

Foreign Currency Translation

Functional and presentation currency

Our consolidated financial statements are presented in U.S. dollars. The functional currency of the parent company is in U.S. dollars.

Foreign currency transactions and balances

Change in Functional Currency

Effective January 1, 2016, the Company’s Canadian division of Sinclair Technologies changed its functional currency from Canadian dollars to U.S. dollars. We performed an analysis of the primary and secondary indicators in International Accounting Standard (“IAS”) 21 The Effect of Changes in Foreign Exchange Rates, and determined that there has been an increased economic exposure to the U.S. dollar due to increased levels of U.S. dollar expenditures, as well as significant Canadian dollar pricing changes to raw materials that are being influenced by the U.S. dollar. As a result of this increased exposure, management determined that the functional currency of the Canadian division of Sinclair Technologies is U.S. dollars.

We have accounted for this change prospectively, as provided for under IAS 21, and any amounts that were previously recorded in accumulated other comprehensive income (“AOCI”) prior to the change will continue to be included in AOCI until the disposal of the operation.

The functional currency of Sinclair Technologies Ltd., the remaining foreign operation of the Company, remained unchanged as Great British Pound (“GBP”) during the reporting period.

Norsat International Inc.	Management’s Discussion & Analysis

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective entity or division, using the exchange rates prevailing on the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Non-monetary items are not re-translated at period-end and are measured at historical cost (translated using the exchange rates on the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value is determined.

Foreign operations

In our financial statements, all assets, liabilities and transactions of our foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars upon consolidation.

Our foreign operations determine their functional currency based on the primary economic environment in which the entity operates. For foreign operations with a non-U.S. dollars functional currency, we translate assets and liabilities into U.S. dollars using the period-end exchange rates. Goodwill, intangible assets and their fair value adjustments arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into U.S. dollars at the period-end exchange rate. Income and expenses have been translated into U.S. dollars at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognized in the AOCI. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

Share-Based Payments

Share Purchase Options

We grant share purchase options to purchase common shares of the Company to Directors, senior officers, employees and service providers pursuant to an incentive share option plan. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options are granted.

Under this method, we recognize compensation expense for share purchase options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares (based on weighted average historical volatility), weighted average expected life of the option (based on historical data), risk-free interest rate, dividend yield and forfeiture rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted Share Units

We grant RSUs to Directors, senior officers and employees pursuant to an incentive restricted share unit plan. The RSU plan provides the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The vesting of the RSUs is subject to time-based vesting terms, conditions and restrictions as determined by the Board in its sole discretion. Each RSU is convertible into one common share.

We recognize compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying the Company’s share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in

Norsat International Inc.	Management’s Discussion & Analysis

contributed surplus. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

Treasury Shares

When we purchase our own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. We grant RSUs as part of our long-term incentive plan. We shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When the treasury shares are released to settle RSUs, a decrease in treasury shares and contributed surplus is recognized at the average cost of the treasury shares. If treasury shares are sold subsequently, the amount received is recognized as a decrease in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from contributed surplus.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with original terms to maturity of up to three months. The cash and cash equivalents act as our primary source of cash and fluctuate directly as a result of our cash flows from operating, investing and financing activities.

Allowance Account for Credit Losses

We maintain an allowance account for estimated credit losses that may arise if any of our customers is unable to make required payments. On each reporting date, we specifically analyze aging of outstanding customer balances, historical default rates, customer creditworthiness and changes in customer payment terms to evaluate collectability of our trade and other receivables balance. The allowance is then adjusted to align with the specific analysis performed.

Inventories

Inventories consist of parts and supplies, work in process and finished goods. Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined on a first in, first out basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expense. Inventories are recorded net of any obsolescence provisions. When there is a significant change in economic circumstances, inventories that had been previously written down below cost may be reversed up to the original carrying amount.

Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are for less than one year.

Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government contributions, and net of accumulated depreciation and accumulated impairment losses. Depreciation of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of lease term or useful life

Norsat International Inc.	Management’s Discussion & Analysis

When significant parts of property and equipment are required to be replaced in intervals, we recognize such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as expenses.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is valued at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Earnings and Comprehensive Income when the asset is derecognized.

We record amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to us that have been created over time and continue to create value for us. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

Impairment of Long-Lived Assets

We assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.
The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Norsat International Inc.	Management’s Discussion & Analysis

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, or when circumstances indicate that the carrying value may be impaired.

Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses.

Deferred Revenue

Included in deferred revenue are typically amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of our products.

Payments that have been received from customers but will qualify for revenue recognition within the next year are reflected in current liabilities and the remaining balance is recorded in non-current liabilities.

Comprehensive Income

Comprehensive income comprises net earnings for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ and divisions’ functional currency to U.S. dollars.

Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

  financial assets at fair value through profit or loss (“FVTPL”);

  held-to-maturity investments;

  available-for-sale financial assets; and

  loans and receivables.

We determine the classification of our financial assets at initial recognition, depending on the nature and purpose of the financial asset. All financial assets, except financial assets at FVTPL, are recognized initially at fair value plus directly attributable transaction costs.

The subsequent measurement of financial assets depends on their classification as follows:

Norsat International Inc.	Management’s Discussion & Analysis

i.	Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, they are part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or they are a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the Consolidated Statements of Financial Position at fair value with changes in fair value recognized in the Consolidated Statements of Earnings and Comprehensive Income.

We have not designated any financial assets as FVTPL.

ii.	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income.
We have not designated any financial assets as held-to-maturity investments.

iii.	Available-for-sale financial assets

Non-derivative financial assets are designated as available-for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at FVPTL. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statement of Earnings and Comprehensive Income and removed from the available-for-sale reserve.

We have not designated any financial assets as available-for-sale assets.

iv.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss for receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are provided for during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.
We have classified cash and cash equivalents and trade and other receivables as loans and receivables.

Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or we have transferred our rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

Norsat International Inc.	Management’s Discussion & Analysis

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of trade receivables is reduced through the use of an allowance account. We will set up an allowance for the outstanding balance that is considered uncollectable. Subsequent recoveries of amounts previously provided for are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. We determine the classification of our financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction costs except FVTPL.
Subsequent measurement of financial liabilities depends on their classification as follows:

i.	FVTPL

FVTPL includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39 Financial Instruments: Recognition and Measurement. Gains and losses on financial liabilities held for trading are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

We have not designated any financial liabilities upon initial recognition as FVTPL.

ii.	Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

We have classified trade and other payables, accrued liabilities and acquisition loan as other financial liabilities.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

Fair value measurement

Our financial assets include cash and cash equivalents and trade and other receivables. Our financial liabilities include trade and other payables, accrued liabilities and acquisition loan.

We have classified cash and cash equivalents and trade and other receivables as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities and acquisition loan are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of our financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short-term maturity, or their ability for liquidation at comparable amounts.

Norsat International Inc.	Management’s Discussion & Analysis

Revenue Recognition

Our revenues consist of sales of hardware, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

We have single deliverable and multiple deliverable revenue arrangements.

For single deliverable revenue arrangements relating to the sale of hardware, we recognize revenue when delivery has occurred in accordance with all terms and conditions of the customer arrangement, the significant risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

For single deliverable revenue arrangements relating to the sale of services, we recognize revenue by reference to the stage of completion based on estimated total costs of the transaction at the end of the reporting period when the outcome of a transaction can be estimated reliably.

Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the delivered item has standalone value and the delivery or performance of an undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, we determine selling price for these services based on a hierarchy of selling prices:

  vendor specific objective evidence (“VSOE”) of selling price;

  if VSOE does not exist then third party evidence of selling price (“TPE”) is used; or

  if neither VSOE nor TPE exists, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, we are required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, we use management’s best estimate of selling price for the deliverable.

Hardware under multiple deliverable revenue arrangements is recognized using the same criteria for hardware under single deliverable arrangements.

Our multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. We use management’s best estimate to determine selling price of the undelivered PCS elements based on the fair value of labour rates and consistent renewal rates.

PCS revenue associated with hardware is recognized on a pro-rata basis over the term of the PCS period, which typically is one year. PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting and diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above.

Revenue on extended warranties is deferred and recognized in income on a straight-line basis over the contract period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. The selling price of these services is determined on a stand-alone basis. These services are separate units of accounting because they meet the criteria for multiple deliverable revenue arrangements listed above.

Norsat International Inc.	Management’s Discussion & Analysis

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because our agreements with customers and resellers do not contain product return rights.

Research and Development Costs

Research costs are expensed as incurred. Development costs are capitalized if we can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred. The Company did not capitalize any development costs for the years ended December 31, 2016, 2015 and 2014.

Government Contributions

Government funding of eligible research and development expenditures is credited when earned against product development expenses or the cost of property and equipment to which the funding relates. We amortize the cost of the related property and equipment over its useful life according to our accounting policy relating to property and equipment. We recognize government grants only when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We present the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

Government Repayment Obligation

We are required to make annual repayment under the government contract. We calculate an estimated repayment obligation based on actual revenues achieved as well as management’s estimate of forecast revenues for future periods. For longer term government contract, management determines the present value of the repayment obligation based on an appropriate discount rate on the date the government contracts were entered. Any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Consolidated Statements of Earnings and Comprehensive Income. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact the product development expense of the Company. Changes to the government repayment obligation, as a result of the passage of time, are recorded as accretion expense in the period the changes occur.

Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax

Norsat International Inc.	Management’s Discussion & Analysis

assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when we intend to settle its current tax assets and liabilities on a net basis.

Investment Tax Credits (“ITCs”)

We are entitled to certain Canadian federal and provincial tax incentives for qualified scientific research and development activities and for increasing research activities. These ITCs are available to us to reduce actual income taxes payable. Any credits that are not used in the year in which they are earned are recorded as a deferred asset when it is probable that such credits will be utilized. The utilization is dependent upon the generation of future taxable income. We assess the probability of usage of ITCs at the end of each reporting period.

Net Earnings Per share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share are computed similarly to basic net earnings per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share purchase options at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding share purchase options were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Share purchase options are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and when we generate net earnings.

Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when we have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.

Segment Reporting

The Company’s business operates primarily through two operating segments – Sinclair Technologies and Satellite Communications. The two reportable segments are strategic business units that offer different products and services. They are managed separately with operating results reviewed by the Company’s chief operating decision makers because each business is in a different stage in its life cycle and they require different marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Future Accounting Pronouncements

The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

Norsat International Inc.	Management’s Discussion & Analysis

Amendments to IAS 7 Statement of Cash Flows have been released by the IASB in January 2016 as part of their Disclosure Initiative. The amendments will require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. Based upon current facts and circumstances, the Company does not expect its financial performance and disclosure to be materially affected by the application of this standard.

Amendments to IAS 12 Income Taxes have been released by the IASB in January 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. Based upon current facts and circumstances, the Company does not expect its financial performance and disclosure to be materially affected by the application of this standard.

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification, measurement and derecognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management as well as enhancements to the disclosures about hedge accounting and risk management. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, improves the comparability of revenue from contracts with customers and reduces the need for the development of case-by-case guidance for emerging revenue recognition issues, and improves disclosures about revenues. In April 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 16 Leases will replace IAS 17 Leases and related interpretations. IFRS 16 eliminates the distinction between operating and finance leases and requires most leases to be recorded on the statement of financial position for lessees under a single model unless the lease term is twelve months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. The IASB has an effective date for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

9.0 Risk Exposures

The carrying amounts of our financial assets and liabilities by category are summarized below.

Norsat International Inc.	Management’s Discussion & Analysis

	As at December 31
	2016	2015

Financial Assets	Loans and receivable (amortized cost)

Cash and cash equivalents	$15,045	$4,586
Trade and other receivables	8,263	8,987
Total financial assets	$23,308	$13,573

Financial Liabilities	Other liabilities (amortized cost)

Trade and other payables	$2,775	$1,907
Accrued liabilities	2,686	2,375
Total financial liabilities	$5,461	$4,282

Risk Management Objectives and Policies

We are exposed to various risks in relation to financial instruments. Our chief operating decision makers actively maintain to secure our short to medium-term cash flows by minimizing the exposure to volatile financial markets. We do not actively engage in the trading of financial assets for speculative purposes nor does it write options. The main types of risk are credit risk, liquidity risk, currency risk and interest rate risk which are described below.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. This risk primarily arises from our receivables from customers. The credit risk for cash and cash equivalents is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

Our exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for creditworthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis. In some cases, where customers fail to meet our creditworthiness benchmark, we may choose to transact with the customer on a prepayment basis.

We do not have credit insurance or other financial instruments to mitigate our credit risk as management has determined that the exposure is minimal due to the composition of our customer base.

We regularly review the collectability of our trade and other receivables and establish an allowance account for credit losses based on our best estimate of any potentially uncollectable accounts. As at December 31, 2016, the balance of the allowance account for credit losses was $0.2 million (2015 - $0.1 million).

Pursuant to their respective terms, net trade and other receivables were aged as follows as at December 31, 2016 and 2015:

('000s)	As at December 31
	2016	2015
Current	$5,289	$4,821
0-30 days	2,359	1,135
31-60 days	380	447
Greater than 60 days	235	2,584
Total trade and other receivables	$8,263	$8,987

The change in the aging of net trade and other receivables from prior year was mainly due to timing of payments from customers.

Norsat International Inc.	Management’s Discussion & Analysis

As at December 31, 2016, trade and other receivables of $2.8 million (2015 - $4.1 million) were past due but not included in the allowance account for credit losses. These related to a number of independent customers including government organizations and militaries that have no recent history of default.

There is a possibility of increased customer credit risk due to the ongoing financial global recessionary trends. As at December 31, 2016, our trade accounts receivable are made up of approximately 9% (2015 – 22%) government trade receivables and the balance of the outstanding trade accounts receivable is spread over a large number of customers. The Company has assessed that the credit risk related to government trade receivables is low.

We manage credit risk relating to cash and cash equivalents by dealing with large banks and investing in highly liquid investments. Our objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due.

We have a planning and budgeting process which helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives.

To manage this risk, we maintain credit facilities which provide access to funds in Canadian and/or U.S. dollars to meet short-term financing obligations.

As at December 31, 2016, the liquidity and maturity timing of the Company’s financial assets totaling $23.3 million (2015 - $13.6 million) are adequate for the settlement of the short-term financial liabilities of $5.5 million (2015 -$4.3 million).

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. All of our financial liabilities have contractual maturities ranging from 30 to 60 days or are due on demand and are subject to normal trade terms, with the exception of government repayment outlined in Section 4.7 Capital Resources. Our commitments for future minimum payments beyond one year relate to lease agreements which are disclosed in Section 4.8 “Contractual Obligations and Contingencies”.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

Our exposures to currency risk primarily arise from its sales, purchases of raw materials and operating costs denominated in Canadian dollars (CAD) and Pounds Sterling (GBP). We also hold cash in CAD and GBP.

We manage currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and do not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency denominated financial assets and liabilities which expose us to currency risk are disclosed below. The amounts shown are translated into USD at the year-end rate

Norsat International Inc.	Management’s Discussion & Analysis

	CAD	GBP

As at December 31, 2016

Financial assets	$2,325	$259
Financial liabilities	(3,281)	(36)
Net financial (liabilities)/assets	$(956)	$223

As at December 31, 2015

Financial assets	$3,327	$305
Financial liabilities	(2,908)	(63)
Net financial assets	$419	$242

The sensitivity analysis of our foreign currency financial assets and liabilities held denominated in CAD and GBP as at December 31, 2016 and 2015 with regards to the USD/CAD exchange rate, the USD/GBP exchange rate and ‘all other things being equal’ is shown below. The sensitivity analysis assumes a change of 9% (2015 - 9%) in USD/CAD exchange rate and a change of 14% (2015 - 8%) in USD/GBP exchange rate. Both of these percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

A 9% (2015 - 9%) strengthening/(weakening) in the USD against the CAD would result in a loss/(gain) in net earnings and an increase/(decrease) in the net financial liabilities of approximately $86,000 (2015 - $38,000 decrease in the net financial assets).

An 14% (2015 - 8%) strengthening/(weakening) in the USD against the GBP would result in a loss/(gain) in net earnings and a decrease/(increase) in the net financial assets of approximately $31,000 (2015 - $19,000).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s acquisition loan subject to floating interest rates. The Company fully repaid its acquisition loan balance in 2015. As at December 31, 2016 and 2015, the interest rate risk for cash and cash equivalents was considered negligible. We do not enter into any interest rate swaps to mitigate interest rate risk.

10.0 Outstanding Share Data

We have an unlimited number of Common Stock authorized.

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding were reduced to 5,831,658 common shares on a post-consolidated basis.

Total shares issued and outstanding as at March 7, 2017 and December 31, 2016 were 5,848,808 (2015 – 5,831,658) at $40,016,360 (2015 - $39,850,648).

There were 196,571 options outstanding to acquire common shares at exercise prices ranging from Cdn$4.80 to Cdn$10.70 per share as at December 31, 2016.

Norsat International Inc.	Management’s Discussion & Analysis

11.0 Risks and Uncertainties

Investors should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment. The items of the following list of risk factors are in no particular order or priority to the Company.

While there have been no significant changes or updates to our risk and risk management approach and discussion from prior year, the Company currently conducts part of its business in foreign jurisdictions which are subject to economic and political stability. Certain risks as described may be elevated specifically and not limited to this section.

11.1 Risks Associated with Financial Results

Our inability to generate sufficient cash flows from our operations may affect our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon us having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should we fail to generate sufficient cash flows from operations, we will require additional financing to remain a going concern.

Our inability to accurately forecast our results from quarter-to-quarter may affect our cash resources and result in wide fluctuations in the market price of our stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of our control, our quarterly revenues and operating results are difficult to forecast. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. We also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance.

11.2 Risks Associated with Business and Operations

Our exposure to business and operation risks includes but is not limited to the following:

We recognize the threats posed by operating in an uncertain global economic environment, including economic and political instability. The uncertain global economy and financial markets continue to limit overall visibility to end markets. This uncertainty may continue to impact our industry, resulting in lower demand for some of the products we manufacture and limiting end-market visibility for our customers. This environment can pose significant risk to our business by impacting demand for our customers’ products, the financial condition of our customers or suppliers, as well as the level of customer consolidations. A deterioration in economic environment may accelerate the effect of the various risk factors described in this MD&A, as well as result in other unforeseen events that will impact our business and financial condition.

We cannot be sure we will be able to identify emerging technology and market trends, enhance our existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, we must be able to control spending and prudently allocate financial resources to optimize value. Also, we must be able to identify emerging trends and enhance our existing technologies and develop new technologies and products to meet market requirements. To drive sales, our products must meet the needs of existing and potential customers and be competitively priced; additional judgment will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash continues to be critical to our success.

Norsat International Inc.	Management’s Discussion & Analysis

Additionally, there must be sufficient interest in and demand for our products. If we do not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of us, we may not achieve profitability in the communications industry and may not be able to participate in selling these new technologies or products. While we are able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, our Company’s product development costs would not be sustainable, thereby jeopardizing our ability to maintain product innovation and leadership.

We have customer concentration in our business. A significant portion of our revenues have been recognized from a limited number of customers. A decline in revenue from the customers on which we are dependent or the loss of a large customer could have a material effect on our financial condition and operating results.

For the year ended December 31, 2016, one customer (2015 – one customer) of the Sinclair Technologies operating segment and one customer (2015 – nil) of the Satellite Communications operating segment represented 11% (2015 – 10%) and 10% (2015 – nil) of the Company’s consolidated revenue, respectively.

While we have been diversifying our customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the government sector. We expect that a majority of the Satellite Communications revenues will continue to be dependent on sales to a small number of customers. We also expect that customers will vary from period-to-period as existing customers are under no obligation to continue buying from Norsat.

We cannot be sure that we will be able to compete effectively with our current competitors. Our markets are intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we do.

Aggressive pricing is a common business dynamic in our markets. Some of our competitors have greater scale as well as a broader service offering than we have. Some of our current or potential competitors may also increase or shift their presence in new lower-cost regions to try to offset the continuous competitive pressure and increasing labor costs, may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements.

Our ability to compete effectively will depend on our ability to increase sales, attract new customers in a timely and cost effective manner, and sell our products at competitive prices. We are dependent on others for the supply and manufacture of components and products we sell. We have outsourced substantially all of the manufacturing of the microwave products we sell. We also rely on our suppliers to provide components for the production of other products. If either the manufacturers or suppliers cannot deliver products to us on time, our revenues and profits will be adversely affected.

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon our proprietary technology, brand and reputation in the marketplace, and customer relationships. While we currently hold four patents (US Patents# 6931245; 7218289; 8200150; 8125400) and have applied for patent protection on certain other parts of our technology, we rely primarily on trade secrets and do not have adequate trademark and patent protection on all of our technology. We enter into confidentiality and non-competition agreements with our employees and limit the access to and distribution of the product design documentation and other proprietary information. However, we cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents or trademarks held by others, we cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

If we experience rapid growth and do not manage it effectively, profitability may be affected. If our technologies and products achieve widespread acceptance, we may experience rapid growth. This growth may require us to hire more employees, recruit additional management, improve our financial control systems, and expand and manage our

Norsat International Inc.	Management’s Discussion & Analysis

technical, sales and support service operations. We would need increased revenues and additional funding to operate these increased activities. If we do not manage growth effectively, our profitability may be impacted.

We depend on key employees and we cannot be sure that we will be able to keep these employees or hire and train replacements. Our success depends on the skills, experience and performance of our senior management and other key personnel. While we offer competitive compensation packages and share purchase options to attract key employees, we do not carry key person insurance on these employees. Highly skilled technical employees and management in the communications industry are in demand and the market for such persons is highly competitive. We cannot be sure that we will be able to retain these employees or hire replacements. If we do not successfully retain the key personnel or hire and train replacements, we will be unable to develop the new products and technologies necessary to compete in our markets or to effectively manage our business.

We intend to expand our international operations, and thus face a number of risks including tariffs, export controls and other trade barriers; political and economic instability in foreign markets; and fluctuations in foreign currencies. These external risks may not be under our control. Additional human and financial resources may be required for this expansion which we may not be able to attract or afford. Failure to expand internationally may impact our Company’s prospects for revenue growth and profitability.

We may encounter difficulties completing or integrating our acquisitions which could adversely affect our operating results. We expect to expand our presence in new end-markets or expand our capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets of companies. Potential difficulties related to our acquisitions include:

  integrating acquired operations, systems and businesses;

  retaining customer, supplier, employee or other business relationships of acquired operations;

  addressing unforeseen liabilities of acquired businesses;

  limited experience with new technologies; and

  not achieving anticipated business volumes.

Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. Our acquisition of Sinclair Technologies Holdings Inc. in 2011 has resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. Our failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect our operating results.

In certain instances, we sell products which may be subject to export and/or re-export restrictions. The export laws of the governments of Canada and United States apply to products that we sell. The United States Department of Commerce, through its Export Administration Regulations, and the Government of Canada, through its Export Controls Division, regulate exports and re-exports of "dual-use" items, i.e., goods, software and technologies with commercial and proliferation/ military applications. In ascertaining whether such items may be subject to export control restrictions, we are sometimes forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, we may be subjected to penalties and fines. We may also be subjected to penalties and fines should there be a breach in the processes.

We buy components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should we be forced to take ownership of any un-purchased units. It may also affect our ability to continue supplying products as originally specified and thus affect obligations to fulfill orders.

We may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of our products expose us to the risk of product liability claims. Given the complex nature of our products, the products may contain undetected errors or performance problems may arise. Although our products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns,

Norsat International Inc.	Management’s Discussion & Analysis

warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors, which could substantially reduce the performance of the products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain comprehensive general liability insurance which provides limited coverage against claims originating in product failure. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

Our operations may be disrupted by natural disasters and extreme weather conditions. Our headquarters are located in the Greater Vancouver region which has, in recent times, been subjected to high winds and extreme weather conditions. While we have managed to continue operating through some of these conditions, employee productivity during these periods is negatively impacted.

Long sales and implementation cycles for our products may adversely affect our operating results. Our customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after the first contact with a customer before a sale may actually be completed. We may invest significant sales and other resources in a potential customer that may not generate revenue for a substantial period of time, if at all. Long sales and implementation cycles may affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty; we or our competitors may announce or introduce new products; or the customer’s own budget and purchasing needs may change. In addition, long sales and implementation cycles may impact the margins we earn on our products. It may cost us more to produce our products by the time the purchasing decision is made due to increased supply costs or currency fluctuations. If these events were to occur, sales of our products may be cancelled or delayed, which would reduce its revenue.

Mergers or other strategic transactions by competitors could weaken our competitive position or reduce our revenue. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen co-operative relationships with existing or prospective clients, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce our competitiveness and ultimately our revenue.

If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, and in a timely manner, our ability to manufacture our products would be harmed and the business would suffer. We rely on third-party suppliers to provide components and product subassemblies. A supplier’s failure to supply components or product subassemblies in a timely manner, or failure to supply components or product subassemblies that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components or product subassemblies in a timely manner or on terms acceptable to us, could adversely affect our ability to manufacture or source products. We may experience delays in the manufacture or sourcing of products and our business and financial results would suffer if we fail to identify alternate suppliers, or if our supply is interrupted or reduced or if there is a significant increase in cost.

Our level of indebtedness, if drawn, and failure to comply with its indebtedness arrangements may adversely affect our business and operations. We rely on the availability of indebtedness arrangements with our lenders. The arrangements contain restrictive covenants that limit our discretion with respect to certain business matters. These covenants place significant restrictions on our ability to pledge or create liens or other encumbrances on our assets. These financial covenants require that we satisfy certain financial ratios and financial condition tests. If the lender was to demand or cancel these facilities, there can be no assurance that our assets would be sufficient to repay in full the indebtedness. It is possible that we will not have sufficient funds at the time to fund our operations. In addition, there can be no assurance that future borrowings or equity financing will be available to us or available on

Norsat International Inc.	Management’s Discussion & Analysis

acceptable terms, in an amount sufficient to meet our repayment obligations. In the event that the lending arrangements cannot be refinanced, or if they can only be refinanced on terms that are less favorable than the current terms, our business and operations may be adversely affected.

We are subject to the risk of increased income taxes and our ability to successfully defend tax audits could adversely affect our financial condition and operating results. We conduct business operations in a number of countries. We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

We file returns that we believe are sound tax filing positions. We are subject to tax audits and reviews by local tax authorities of historical information and our contemporaneous documentation which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and operating results. We have operations in a number of countries, including Canada, United States and United Kingdom. International operations are subject to inherent risks which may adversely affect us, including:

  labor unrest and differences in regulations and statutes governing employee relations;

  changes in regulatory requirements;

  inflation and rising costs;

  difficulty in staffing and managing foreign operations;

  ability to build infrastructure to support operations;

  changes in local tax rates or adverse tax consequences, including the repatriation of earnings;

  compliance with a variety of foreign laws, including changing import and export regulations;

  adverse changes in trade policies between countries in which we maintain operations;

  economic and political instability;

  potential restrictions on the transfer of funds; and

  foreign exchange risks.

11.3 Risks Associated with the Value of Shares

The exercise of the existing outstanding options may substantially dilute the value of our common shares. The Company has unlimited number of Common Stock authorized, of which 5,848,808 were outstanding at March 7, 2017. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the TSX, without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for us, could also have dilutive effect for shareholders. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future. In addition, the uncertainty and volatility in current financial markets, including any publicly announced strategic opportunities and the completion of such opportunities, can result in wide fluctuations in the market price of our stock.

Norsat International Inc.	Management’s Discussion & Analysis

11.4 Risks Associated with Foreign Exchange

Our operations are heavily exposed to fluctuations in foreign currencies. Most of our international sales are denominated primarily in USD, Euros and GBP. While we expect our international revenues and expenses will continue to be denominated primarily in USD, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is USD, we could experience and have experienced the risks of fluctuating currencies. A stronger CAD increases operating expenses on conversion to the USD. From time to time, we may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 9% (2015 – 9%) strengthening/(weakening) in the USD against the CAD would result in a loss/(gain) in net earnings and an increase/(decrease) in the net financial liabilities of approximately $86,000 (2015 - $38,000 decrease in the net financial assets).

An 14% (2015 – 8%) strengthening/(weakening) in the USD against the GBP would result in a loss/(gain) in net earnings and a decrease/(increase) in the net financial assets of approximately $31,000 (2015 - $19,000).

11.5 Risks Associated with Interest Rates

Borrowings under our credit facilities bear interest at prime rate plus a margin. If we borrow under the credit facilities, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $35,000 annually, assuming we borrow a maximum of $3.5 million under our undrawn credit facilities.

In addition, borrowings under our acquisition loan bore interest at LIBOR rate plus a margin. During 2015, we had fully repaid our loan balance.

12.0 Disclosure Controls and Internal Controls over Financial Reporting

12.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files under the Act is recorded, processed, summarized and reported, within the time limits specified in the Commission’s rules and forms and that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. They have concluded that our disclosure controls and procedures were effective as at December 31, 2016, at a reasonable assurance level.

12.2 Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting

Norsat International Inc.	Management’s Discussion & Analysis

Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Our CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, 2016, in accordance with Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our CEO and CFO have determined that our internal control over financial reporting is effective as at December 31, 2016.

While our CEO and CFO believe that our internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

12.3 Changes in Internal Controls over Financial Reporting

During 2016, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.